TASEKO ANNOUNCES 2019 OPERATIONAL GUIDANCE ACHIEVED AT GIBRALTAR MINE

January 9, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce fourth quarter and annual production and sales from the Gibraltar Mine.

Total production for the year was 126 million pounds of copper and 2.7 million pounds of molybdenum, both slightly higher than in 2018. In the fourth quarter, production totaled 33.4 million pounds of copper and 700 thousand pounds of molybdenum, similar to the levels achieved in the prior quarter. Total sales for the year were 122 million pounds of copper and 2.8 million pounds of molybdenum. Throughput in the fourth quarter was at design capacity and grade was approximately life of mine average.

Russell Hallbauer, CEO and Director of Taseko, stated, "We are pleased to have met the annual production guidance that we provided 12 months ago. We achieved our production target for the year despite the CN Rail strike in November, which impacted Gibraltar concentrate shipments for 11 days and also forced us to adjust our mine plan to reduce production due to limited concentrate storage capacity. As a result, fourth quarter production and sales were slightly lower than plan. Concentrate inventory at year end remained similar to the previous quarter level."

"We also issued a new form of reclamation security for Gibraltar, which resulted in $36 million of cash being released to Taseko in the fourth quarter. Looking forward, with a stronger copper price than what was averaged in 2019, combined with lower treatment and refining costs, we expect an improved operating margin to begin the new year."

Note: Gibraltar is a Joint Venture owned by Taseko (75%) and Cariboo Copper Corp. (25%). All production and sales figures in this release are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

•   our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.